

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

<u>Via E-mail</u>
Steven Cabouli
Chief Executive Officer
iWallet Corporation
7394 Trade Street
San Diego, California 92121

> **Re:** **iWallet Corporation**
> **Form 8-K**
> **Filed July 25, 2014**
> **As amended July 31, 2014**
> **File No. 333-168775**

Dear Mr. Cabouli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please file an amended Form 8-K to include the interim financial statements of iWallet for the period ended June 30, 2014 and update the pro forma financial information accordingly.

<u>Acquisition, page 4</u>

2.   It is not clear how many shares of common stock were outstanding immediately preceding the Acquisition. We note your disclosures on page 4 that "there were 34,113,790 shares of [y]our common stock outstanding before giving effect to the stock issuances in and related to the Acquisition and the cancellation of 25,076,643 shares by Mr. Philip Stromer and certain other shareholders." We also note your reference in the

table on the same page that the number of shares attributed to the existing shareholders was 9,037,147. Please help us understand these references by reconciling the total number of shares outstanding of 6,427,800 as reported in your Form 10-Q as of March 31, 2014 with the amounts disclosed in this Form 8-K.

Description of Business

Products and Technology, page 6

3.   We note your disclosure that you are under contract with a manufacture based in Zhuhai, China. Please identify your sources of raw materials and the names of your principle suppliers and if you rely on one or a few major customers. Additionally, please disclose the duration of your patents. Please refer to Item 101 of Regulation S-K.

Management Discussion and Analysis or Plan of Operation

Sales, Distribution and Growth Strategy, page 8

4.   We note in your disclosure that as of July 2014 you have a number of current prospective sales channels. However, on page 5 some of the companies identified in your MD&A as prospective channels are listed as established sales channels. Please advise, or revise your disclosure as appropriate.

Executive Compensation

Compensation Discussion and Analysis, page 17

5.   We note your disclosure regarding the monthly salaries being paid to Messrs. Steven Cabouli and Orlando LaCalle. Please expand your narrative to include when this compensation agreement was reached, and any considerations taken in determining that to be an appropriate compensation.

Summary Compensation Table, page 17

6.   We note that you do not include the compensation awarded for the acquired company's most recently completed fiscal year. Please revise your disclosure to include the information required by Item 402 of Regulation S-K. Please refer to CF Disclosure Guidance, Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, at "Executive Compensation," publicly available on our website, www.sec.gov.

Exhibit 99.1

iWallet Corporation Financial Statements

For the years ended December 31, 2013 and 2012

7.   We refer to the asset of $61,833 at December 31, 2013, described as "due from shareholder." In this regard, please revise to clarify the relationship with this shareholder and clearly disclose the nature and terms of the loan.

Exhibit 99.2

Interim Financial Statements for the Period Ended March 31, 2014

8.   Please tell us in more detail about the asset "deposits and deferred costs" in the amount of $130,613 represents at March 31, 2014 and how this relates to the balance of $2,853 in the table presented in note 9 on page 10.

Exhibit 99.3

Pro Forma Combined Statement of Financial Position

9.   We refer to pro forma adjustment (d) in the amount of $2,711,144, which you state represents the fair value of "Queensridge's business combination." We consider the acquisition of a private operating company by a non-operating public shell corporation a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. Since all of the assets and liabilities of Queensridge were assumed by the former shareholder, it appears that no value should be assigned in this transaction. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via Email
        Joe Laxague, Esq.